FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 04, 2013

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

FURNISHED ON FORM 6-K FOR INFORMATIONAL PURPOSES ONLY

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

3 JANUARY 2013

THE ROYAL BANK OF SCOTLAND PLC LAUNCHES CASH TENDER OFFERS FOR CERTAIN EURO, POUNDS STERLING, SWISS FRANC AND SINGAPORE DOLLAR SECURITIES

The Royal Bank of Scotland plc (the "Offeror") has today invited Holders of the securities listed below (the "Securities") who are outside the United States to tender any and all of their Securities for purchase by the Offeror for cash (the "Offers") on the terms of, and subject to the conditions contained in, a tender offer memorandum dated 3 January 2013 (the "Tender Offer Memorandum"). Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offers.

Title of Series	ISIN	Principal Amount Outstanding	Specified Purchase Price
€1,000,000,000 4.750 per cent. Notes due 4 January 2014	XS0180772484	€1,000,000,000	€1,041.00 per €1,000 principal amount
S$110,000,000 Floating Rate Notes due 31 March 2014	XS0544939084	S$110,000,000	S$253,000 per S$250,000 principal amount
S$390,000,000 2.85 per cent. Notes due 31 March 2014	XS0544939167	S$390,000,000	S$254,500 per S$250,000 principal amount

Title of Series	ISIN	Principal Amount Outstanding	Relevant Benchmark Rate or Security	Bloomberg Reference Page	Fixed Spread
€1,250,000,000 4.875 per cent. Notes due 15 July 2015	XS0526338693	€1,051,474,000	Applicable Interpolated Mid-Swap Rate	ICAE1	+50 basis points
€1,000,000,000 4.25 per cent. Notes due 11 May 2016	XS0254035768	€1,000,000,000	Applicable Interpolated Mid-Swap Rate	ICAE1	+35 basis points
€1,000,000,000 4.75 per cent. Notes due 18 May 2016	XS0627824633	€740,990,000	Applicable Interpolated Mid-Swap Rate	ICAE1	+60 basis points
€2,000,000,000 4.875 per cent. Notes due 20 January 2017	XS0480133338	€1,607,070,000	Applicable Interpolated Mid-Swap Rate	ICAE1	+80 basis points
£882,777,000 6.375 per cent. Notes due 29 April 2014	XS0423324887	£728,896,000	5.00 per cent. UK Treasury Gilt due 2014	DM02	+85 basis points
£519,943,000 6.00 per cent. Notes due 17 May 2017	XS0497707744	£437,339,000	1.75 per cent. UK Treasury Gilt due 2017	DM02	+145 basis points
SFr.350,000,000 2.75 per cent. Notes due 8 October 2015	CH0117124179	SFr.350,000,000	Applicable Interpolated Mid-Swap Rate	GOTX1	+50 basis points

Rationale for the Offers

Through tender offers for certain euro, pounds sterling, Singapore dollar, Swiss franc and U.S. dollar denominated senior unsecured securities, the Offeror intends to optimise its overall liability composition and mix and future interest expense with reference to the overall reduction in its balance sheet, while maintaining a prudent approach to liquidity.

The Offeror has today also invited holders of certain U.S. dollar denominated debt securities to tender those securities for purchase (the "U.S. Tender"). Only the Offers are being made pursuant to the Tender Offer Memorandum, which does not relate to the U.S. Tender.

Purchase Price and Accrued Interest Payment

The Offeror will pay a purchase price (the "Purchase Price") for Specified Purchase Price Securities that are validly tendered and accepted for purchase pursuant to the relevant Offer being an amount equal to the Specified Purchase Price for such Securities, as shown in the table above.

The Offeror will pay a Purchase Price for Fixed Spread Purchase Price Securities that are validly tendered and accepted for purchase pursuant to the Offers, being an amount determined in accordance with market convention in a manner as described in the Tender Offer Memorandum so as to result in a price as of the Settlement Date that reflects a yield to the maturity date for the relevant Series of Fixed Spread Purchase Price Securities (the "Purchase Yield") equal to the sum of:

• the applicable Reference Yield for such Series, as determined at or around 9:00 a.m. London time on 11 January 2013, as such time and date may be extended (the "Price Determination Time") and

• the applicable fixed spread shown in the table above (the "Fixed Spread") for such Series.

The Purchase Yield for each Series of Fixed Spread Purchase Price Securities will be expressed as a percentage. The amount of the Purchase Price per Calculation Amount for any Fixed Spread Purchase Price Securities of a Series accepted for purchase will, more specifically, equal (a) the value per applicable Calculation Amount of all remaining payments of principal and interest due to be made up to (and including) the scheduled maturity date of such Series, discounted to the Settlement Date at a discount rate equal to the relevant Purchase Yield, minus (b) Accrued Interest on the applicable Calculation Amount for such Fixed Spread Purchase Price Securities.

An amount equal to accrued and unpaid interest will also be paid as consideration in respect of all Securities validly tendered and accepted for purchase by the Offeror pursuant to the Offers from (and including) the immediately preceding interest payment date for the relevant Series of Securities to (but excluding) the Settlement Date (the "Accrued Interest Payment").

The calculation of the Purchase Price, the Purchase Yield and the Reference Yield for each Series of Fixed Spread Purchase Price Securities will be made by the Dealer Managers, and the calculation of the Accrued Interest Payment for each Series of Securities will be made by the Issuer, and all such calculations will be final and binding on the Holders, absent manifest error.

The total consideration payable to each Holder in respect of the Securities of each Series validly submitted for tender and accepted for purchase by the Offeror will be an amount in cash equal to (i) the aggregate of the Purchase Price for each Calculation Amount of the Securities of the relevant Series validly tendered and delivered by such Holder and accepted by the Offeror for purchase (rounded to the nearest €0.01, £0.01, S$0.01 or SFr.0.01, as applicable (with €0.005, £0.005, S$0.005 or SFr.0.005 being rounded upwards)), plus (ii) any Accrued Interest Payment payable in respect of such Securities.

All Securities purchased by the Offeror pursuant to the Offers will be immediately cancelled. Securities which have not been successfully submitted and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.

Offer Period and Results

The Offers commenced today, 3 January 2013, and will end at 4:00 p.m. (London time) on 10 January 2013 (the "Expiration Deadline"), unless extended, re-opened, amended or terminated as provided in the Tender Offer Memorandum.

The relevant deadline set by any Intermediary and each Clearing System will be earlier than this deadline.

As soon as reasonably practicable after the Price Determination Time, the Offeror expects to announce whether it will accept for purchase Securities of each or any Series validly tendered in the Offers and the aggregate principal amount (if any) of Securities of a Series so accepted for purchase. Payment of the relevant Purchase Price and any applicable Accrued Interest Payment is expected to take place on 15 January 2013.

In order to be eligible to receive the relevant Purchase Price and Accrued Interest Payment (if any), holders of Securities must validly tender their Securities by the Expiration Deadline, by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction (as more fully described in the Tender Offer Memorandum) that is received by the Tender Agent by the Expiration Deadline. Tender Instructions must be submitted in respect of a minimum principal amount of Securities of no less than the relevant Minimum Denomination for such Securities as set out in the Tender Offer Memorandum.

Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum. A separate Tender Instruction must be completed by each beneficial owner and in respect of each Series of Securities that are tendered.

Announcements in connection with the Offers will be made by the issue of a press release through RNS, the relevant Reuters Insider Screen, a Notifying News Service, by the delivery of notices to the relevant Clearing Systems for communication to Direct Participants, by delivery of any required Stock Exchange Notice and by publication on the website www.rbs.com.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Date and Time	Action
3 January 2013	Commencement of the Offers

Offers announced through RNS, the relevant Reuters Insider Screen, the relevant Clearing Systems, by delivery of any required Stock Exchange Notice and by publication on a Notifying News Service and the website www.rbs.com.
Tender Offer Memorandum available from the Tender Agent.

4:00 p.m. (London time) on 10 January 2013
Expiration Deadline
Deadline for receipt by the Tender Agent of all Tender Instructions in order for Holders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and any Accrued Interest Payment on the Settlement Date.

At or around 9:00 a.m. (London time) on 11 January 2013
Price Determination Time
The Dealer Managers will calculate the Purchase Price in respect of each Series of Fixed Spread Purchase Price Securities in the manner described in the Tender Offer Memorandum at the Price Determination Time. The Offeror will announce the Purchase Price for each Series of Fixed Spread Purchase Price Securities as soon as reasonably practicable following the Price Determination Time (and may do so at the same time as it announces the results of the Offers).

As soon as reasonably practicable after the Price Determination Time
Announcement of Offer Results
Announcement by the Offeror of whether it will accept Offers in respect of any Series of Securities and, if so, the final aggregate principal amount of each Series of Securities accepted for purchase and the aggregate principal amount of each such Series that is to remain outstanding following completion of the relevant Offer.

15 January 2013	Settlement Date

Expected Settlement Date for Securities validly tendered and accepted by the Offeror. Payment of the relevant Purchase Price and any Accrued Interest Payment (if any) in respect of any such Securities.

The above dates and times are subject, where applicable, to the right of the Offeror to extend, re-open, amend, and/or terminate the Offers, subject to applicable laws. Holders of Securities are advised to check with any Intermediary through which they hold Securities whether such Intermediary would require to receive instructions to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines set out above.

FURTHER INFORMATION

Any profits made by the Offeror on the Offers will be subject to UK tax in accordance with normal rules.

DISCLAIMER

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Securities by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror or, if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favourable than those offered pursuant to the Offers.

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or Intermediary must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Managers, the Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United States

The Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. The Securities may not be tendered in any Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States. Any purported tender of Securities in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Securities made by a person located or resident in the United States, or any agent, fiduciary or other Intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each Holder participating in an Offer will represent that it is not located or resident in the United States and is not participating in such Offer from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States. For the purposes of this and the above paragraph, "United States" means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

This announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Neither this announcement nor the Tender Offer Memorandum is addressed to or directed at any other person, including any retail clients within the meaning of the rules, regulations and guidance issued by the Financial Services Authority and such other persons should not act or rely upon it.

Belgium

None of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Tender Offer Memorandum nor any other documents or offering materials relating to the Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. This Tender Offer Memorandum has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy ("Italy") as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "CONSOB Regulation").

Holders or beneficial owners of the Securities located in Italy can tender the Securities for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

Switzerland

Neither this announcement, the Tender Offer Memorandum nor any other offering or marketing material relating to the Securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and any of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Holder participating in an Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to an Offer from a Holder that is unable to make these representations may be rejected. Each of the Offeror, the Dealer Managers and the Tender Agent reserves the right, in their absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 January 2013

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary